February 13, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jennifer Riegel
Jeffrey P. Riedler

Re:	BioZone Pharmaceuticals, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed February 8, 2013
File No. 333-176951

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-146182

Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 14, 2012
File No. 333-146182

Ladies and Gentlemen:

As requested by the Staff (the “Staff”), BioZone Pharmaceuticals, Inc. (the “Company”) submits the following supplement to the correspondence filed on February 12, 2013, which supplement relates to discussions raised by the Staff on the teleconference call held on February 12, 2013.

General

1.
Please provide an amended Schedule A reflecting the revisions discussed.  Furthermore, please provide an explanation for the changes to the issued and outstanding shares for the periods ending March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011

Response:

The Company provides a revised Schedule A, attached hereto, reflecting the following revisions:

•	Correction of number of shares shown as “Adjusted Balance Sheet shares outstanding” for the periods 6/30/2011, 9/30/2011 and 12/31/2011.

These amounts now match the share amounts previously filed in the Company’s financial reports on Form 10Q and 10K for the foregoing periods and shown as “Historical Balance Sheet shares outstanding” on Schedule A. In addition, we have included a reconciliation of the amounts shown as “Adjusted Balance Sheet shares outstanding” on the revised Schedule A.

•	Correction of amounts shown as “Net loss per common share – amended” for the periods 6/30/2011, 9/30/2011 and 12/31/2011.

These amounts have changed as a result of the change in the number of shares outstanding during the relevant periods.

Furthermore, the Company provides the following explanations for the changes to the issued and outstanding shares for the periods ending March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011:

•
The Consolidated Balance Sheet included in the financial statements for the period ended March 31, 2011 filed by the Company on Form 10-Q lists 37,698,000 shares as issued and outstanding as of March 31, 2011 and December 31, 2010, respectively. As indicated in our prior correspondence, we have adjusted the Statements of Stockholders’ Deficiency to reflect the number of shares outstanding of the BioZone Labs Group, the accounting acquiror in the reverse merger. The adjustment treats the 21,000,000 shares issued to the accounting acquiror upon the reverse merger as outstanding since inception.

•
The Adjusted Balance Sheet shares outstanding for the period ended June 30, 2011, which shows 67,029,396 shares on the attached Schedule A, representing an increase of 46,029,396 shares, results from the addition of 37,698,000 shares treated as issued by the accounting acquiror in connection with the merger plus 8,331,396 shares issued by the Company to Aero Pharmaceuticals (“Aero) in exchange for all of the assets of Aero.

•
The Adjusted Balance Sheet shares outstanding for the period ended September 30, 2011, which shows 67,543,310 shares on the attached Schedule A, representing an increase of 513,914 shares, results from the issuance of shares by the Company as payment for certain expenses (500,000 shares issued to a consultant plus 13,914 shares issued as liquidated damages) .

•
The Adjusted Balance Sheet shares outstanding for the period ended December 31, 2011, which shows 55,181,165 shares on the attached Schedule A, representing a decrease  of  increase of 513,914 shares, results from the issuance of 2,085,856 shares by the Company in connection with financing activities less 14,448,000 shares canceled by the Company during that period (13,948,000 shares cancelled in connection with the merger plus 500,000 shares cancelled in connection with unearned consultant shares).

2.	The Company’s Statements of Changes in Shareholders’ Deficiency and Statement of Operations must be revised and filed as an amendment to the Company’s Form S-1, as amended.

Response:

The Company provides as Exhibit A and Exhibit B, attached hereto, a revised Consolidated Statement of Changes in Shareholders’ Deficiency and a revised Consolidated Statement of Operations, respectively, which the Company intends to file with the next amendment to the Form S-1.  The revisions reflected in Schedule A have been incorporated into these revised Statements.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 201-608-5101 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Elliot Maza

Elliot Maza

Cc:	Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP

Schedule A

Biozone Pharmaceuticals, Inc.
Reflection of Adjusted Shares for previously filed financial statements

Historical Statements of Operations
	Three months ended March 31, 2011	Three months ended June 30, 2011	Six months ended June 30, 2011	Three months ended September 30, 2011	Nine months ended September 30, 2011	Year ended December 31, 2011	Three months ended June 30, 2010	Six months ended June 30, 2010	Three months ended September 30, 2010	Nine months ended September 30, 2010

Net income (loss)	(13,295)	(568,402)	(1,111,609)	(2,499,703)	(3,611,312)	(5,457,310)	58,961	138,762	256,850	394,916

Net loss per common share - originally reported	(0.00)	(0.01)	(0.03)	(0.04)	(0.07)	(0.11)	0.00	0.00	0.01	0.01

Basic and diluted weighted average common shares outstanding - originally reported	44,749,999	41,388,416	39,543,208	67,492,714	49,112,016	50,443,025	37,698,000	37,698,000	37,698,000	37,698,000

Net loss per common share - amended	(0.00)	(0.03)	(0.05)	(0.04)	(0.10)	(0.12)	0.00	0.01	0.01	0.02

Basic and diluted weighted average common shares outstanding - amended	21,000,000	21,000,000	21,000,000	67,443,800	36,667,874	44,552,409	21,000,000	21,000,000	21,000,000	21,000,000

Historical Balance Sheets	12/31/2010	3/31/2010	6/30/2010	9/30/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011

Historical Balance Sheet shares outstanding	37,698,000	37,698,000	37,698,000	37,698,000	37,698,000	67,029,396	67,543,310	55,181,165

Adjusted Balance Sheet shares outstanding	21,000,000	21,000,000	21,000,000	21,000,000	21,000,000	67,029,396	67,543,310	55,181,165

Rollfoward:
Shares outstanding 3/31/11	37,698,000
Shares issued to Aero	8,331,396
Subtotal	46,029,396
Shares issued in reverse merger	21,000,000
Outstanding June 30, 2011	67,029,396
Shares issued in 3rd Quarter 2011	513,914
Outstanding September 30, 2011	67,543,310
Shares issued in 4th Quarter 2011	2,085,856
Shares Cancelled in December 2011
Consultant shares	(500,000)
ISR shares	(13,948,000)
Outstanding December 31, 2011	55,181,166

Exhibit A

BIOZONE PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY

	Common Stock
	Number of Shares	Amount	Additional paid in capital	Shareholder's defecit	Total

Balance as of December 31, 2009	21,000,000	$21,000	$138,998	$(386,354)	$(226,356)

Distribution			(43,031)		(43,031)

Net loss for year				(319,813)	(319,813)

Balance at December 31, 2010	21,000,000	21,000	95,967	(706,167)	(589,200)

Effect of Reverse Merger	46,029,396	46,029	1,953,971		2,000,000

Shares issued to consultant	500,000	500	1,949,500		1,950,000

Shares issued for liquidated damages	13,914	14	6,943		6,957

Proceeds from sale of common stock	955,000	955	704,045		705,000

Shares issued to extend maturity date
of convertible notes payable	112,500	113	56,137		56,250

Shares issued upon conversion of
convertible note payable	1,018,356	1,018	508,160		509,178

Shares cancelled to consultant	(500,000)	(500)	(1,949,500)		(1,950,000)

Cancellation of ISR shares	(13,948,000)	(13,948)	13,948		-

Net loss for the year				(5,457,310)	(5,457,310)

Balance at December 31, 2011	55,181,166	$55,181	$3,339,171	$(6,163,477)	$(2,769,125)

Exhibit B

BIOZONE PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Year Ended December 31,
	2011	2010

Sales	$12,605,146	$15,253,685

Cost of sales	(8,639,658)	(8,427,608)

Gross profit	3,965,488	6,826,077
		0.448
Operating Expenses:
General and adminstrative expenses	7,452,864	6,617,249
Research and development expenses	399,624	240,873
	7,852,488	6,858,122
Income (Loss) from operations
	(3,887,000)	(32,045)

Interest expense	(1,242,853)	(439,018)
Change in fair value of derivative liability	(281,508)	-
Equity in earnings (loss) of unconsolidated subsidiary	(42,677)	55,305
Income (Loss) before provision for income taxes	(5,454,038)	(415,758)

Provision for income taxes	3,272	95,945

Net loss	(5,457,310)	(319,813)

Income (Loss) per common share	$(0.12)	$(0.02)

Basic and diluted weighted average common share outstanding	44,552,409	21,000,000